UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266555) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2025 Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Managing Corporate Executive / Group CFO

June 12, 2025

Mizuho Financial Group, Inc.

Announcement of Possible Irrecoverability or Delayed Collection of Claims

Mizuho Financial Group, Inc. (“MHFG”) hereby announces that the claims on Marelli Holdings Co., Ltd. and certain of its subsidiaries (hereinafter referred to as the “Company” and the “Companies”) held by Mizuho Bank, Ltd., a subsidiary of MHFG, may be delayed or become irrecoverable due to the developments described below.

We would like to inform you that, with regard to the above claims, we have already applied the necessary accounting treatment and the impact on our financials will be limited, resulting in no revision to MHFG’s Consolidated Earnings Estimates for the fiscal year ending March 31, 2026.

1.	Outline of the Company

(1) Company Name:	Marelli Holdings Co., Ltd.
(2) Address:	2-19-4 Miyahara-cho, Kita-ku, Saitama City, Saitama Prefecture
(3) Representative:	David John Slump, Representative Director
(4) Line of Business:	Management of auto-parts manufacturing subsidiaries
(5) Capital Stock:	100 million yen
(6) Date of Foundation:	October 6, 2016

2.	Relevant developments

Marelli Holdings Co., Ltd. and certain of its subsidiaries filed for Chapter 11 bankruptcy in the United States Bankruptcy Court for the District of Delaware on June 11, 2025 (Japan time).

3.	Amount and type of claims on the Companies (as of March 31, 2025)

Loans and other: 237.6 billion yen

(Percentage to MHFG Consolidated Net Assets as of March 31, 2025: 2.2%)

4.	Forecast of MHFG’s financial results

With regard to the above claims, we have already applied the necessary accounting treatment and the impact on our financials will be limited, resulting in no revision to MHFG’s Consolidated Earnings Estimates for the fiscal year ending March 31, 2026.